

January 26, 2015

Lance F. Tucker
Chief Financial Officer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

> **Re:**   **Papa John's International, Inc.**
> **Form 10-K for the fiscal ended December 29, 2013**
> **Filed February 25, 2014**
> **File No. 000-21660**

Dear Mr. Tucker:

We have reviewed your response letter dated January 14, 2015 and have the following comment.

Please respond to this letter within 10 business days as requested below. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 29, 2013

Risk Factors, page 10

Our Dependence on a Sole Supplier, page 12

1. We note your response to our prior comment 1. While we note that your cheese supplier is a private company it appears that identifying the supplier may still provide material information to investors. Please identify this sole supplier upon which you are dependent, or provide further analysis as to why you believe the identity of the supplier is not material to an understanding of the risk.

Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor